Ambac Financial Group, Inc. One State Street Plaza New York, NY 10004 212.668.0340

May 9, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ambac Financial Group, Inc.

Form 10-K for the fiscal year ended December 31, 2007

Filed on February 29, 2008

File No. 1-10777

Dear Mr. Rosenberg:

This letter is submitted on behalf of Ambac Financial Group, Inc. (“Ambac”) in response to comments received from the Securities and Exchange Commission staff (“Staff”), in a letter dated April 10, 2008, with respect to Ambac’s Form 10-K for the fiscal year ended December 31, 2007 filed on February 29, 2008 (“2007 Form 10-K”).

Ambac appreciates the efforts of the Staff in this review process. Enhancement of the overall disclosures in our filings is an objective that we share with the Staff and one that we continuously consider in our filings. In connection with responding to your comments, we acknowledge that Ambac is responsible for the adequacy and accuracy of the disclosures in our filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not preclude the SEC from taking any action with respect to the filing; and that Ambac may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For reference purposes, the text of your April 10, 2008 letter has been reproduced in this letter with responses directly following the reproduced text. The section subheader and page number in each comment refers to Ambac’s 2007 Form 10-K.

In each of our responses below where we indicate we will provide revised disclosures in the future, we have indicated which quarterly filing we will begin including those disclosures, which will be no later than the June 30, 2008 Form 10-Q. Due to the amount of additional information requested and the time constraint to formulate our responses, we will not be able to incorporate all of the revised disclosures in the March 31, 2008 Form 10-Q.

Securities and Exchange Commission Staff Comments:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Guarantee Insurance Losses and Loss Expense, page 48

1.	We believe your disclosure regarding loss reserves for RMBS non-derivative insurance could be improved to better explain the judgments and uncertainties surrounding these estimates and the potential impact on your financial statements. Please revise your disclosures to:

•	Discuss how each of your key assumptions in developing these reserves has changed historically over the periods presented,

May 9, 2008

•

Discuss how management has adjusted each of the key assumptions used in calculating the loss reserves as of December 31, 2007. This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions,

•

Disclose the changes in the key assumptions that led to your reasonably likely scenario resulting in a present value claims payments of approximately $750 million for the deals that are currently contributing to your aggregate loss reserves, and

•

Disclose why you have limited the sensitivity analysis to the $4.9 billion net par outstanding which you say are “currently contributing to our aggregate loss reserves” as opposed to the $53.2 billion total par outstanding for all mortgage-backed and home equity financial guarantees.

Ambac response:

With respect to the first three bullet points in Question 1, we refer you to the first paragraph of page 51 of our Form 10-K describing our loss estimates in the RMBS non-derivative insurance portfolio. The pro-forma enhanced disclosure below relates to our 2007 Form 10-K, which we also propose including in our June 30, 2008 Form 10-Q and future filings:

~~Continued increases in RMBS defaults as a result of fraud, foreclosures, increases in interest rates, unemployment and/or personal bankruptcies could adversely impact residential real estate values and the probability of default and severity of loss for our transactions.~~ In the more benign mortgage markets witnessed in 2005 and 2006, our identification of underperforming transactions was based upon a periodic review schedule that was adjusted to increase the frequency of those reviews if trigger events occurred which might indicate potential credit deterioration. The determination of loss estimates during this time period was heavily weighted towards the statistical approach, described above, which ascribed loss severities and probabilities to individual rating categories. During 2007, the RMBS market started experiencing significant financial distress, which is discussed further in the “Residential Mortgage-Backed Securities Exposure” section below. Consistent with our approach for all adversely classified credits, we increased our monitoring of RMBS credits as the magnitude and severity of the mortgage crisis unfolded. Accordingly, Ambac’s approach evolved and was refined throughout the course of 2007.

Generally, as a result of recent market conditions, RMBS transaction-specific behavior is analyzed on a risk priority basis with more quantitative support, better analytical tools, and with greater frequency than in years prior to 2007. We employ a screening tool each month to identify the first loss constant default rate (“CDR”) that would result in a claim to Ambac’s policy. A higher first loss CDR indicates a transaction can sustain higher default rates in the underlying collateral pool before resulting in a claim to Ambac’s policy versus a comparable transaction with a lower first loss CDR. Transactions that demonstrate a declining first loss CDR or that are experiencing growing delinquencies and declining credit enhancement are identified as underperforming. Underperforming transactions are then analyzed to obtain historical and projected collateral performance and cash flow information specific to the structure, and are included in an adversely classified credit list and assigned a credit classification consistent with the degree of underperformance. The loss experience in the RMBS insured portfolio in 2007 occurred predominantly in transactions composed of second lien mortgage products, Home Equity Line of Credit (“HELOCs”) and closed end second mortgage loans that were securitized in 2006 and 2007.

May 9, 2008

The underlying loans in these vintages are experiencing near record volumes of delinquencies and losses, due to factors such as weak mortgage industry underwriting standards, declining home values, abrupt slowdowns in voluntary prepayments due to a decreased availability of mortgage credit, and potential misrepresentations and/or fraud, among other factors.

We employed the Loss Curve Methodology to estimate RMBS losses for 2007. This methodology applies a projected loss curve to the underlying collateral in determining future underlying collateral losses to develop our loss estimates. The following summary discusses in detail the assumptions used in this approach for the 2007 loss estimates:

Loss Curve Methodology

•

We modified a default curve available in the market as the best representation we believe available of the rapid increase of front ended collateral losses evident in these transactions and the fairly rapid decrease of collateral losses that we assume to be the likely outcome;

•

Related to the point above, we determined that a front ended default curve with a rapid escalation culminating in peak defaults around month 21 should best capture the observed early default loss behavior in our underperforming transactions;

•	After reaching peak level losses we assumed that default rates would decline for a subsequent period through about month 50 and then tail off for the balance of the transaction’s life;

•

The database component of an industry standard analytic tool was used to retrieve actual collateral losses for each transaction; these actual losses were patterned to the shape of the loss curves discussed above in conjunction with deal specific constant prepayment rate (“CPR”) assumptions, which range between 8% and 18%, and observed market forward interest rates;

•

The future pattern of collateral losses along the curve were used to determine input assumptions for the cash flow modeling component of the above-mentioned analytic tool, which then projected monthly losses;

•	The resulting projection of monthly losses for each transaction were applied to the transactions’ individual capital structures in order to estimate claims on the Ambac insured tranches;

•	The aggregated monthly claims estimates were then discounted to determine a present value loss estimate.

~~Our loss estimates for the portfolio are primarily based upon the assumption that these factors are contributing to significant collateral delinquencies and early payment defaults that reach peak loss levels between months 21 and 29 following transaction close and then rapidly reduce to substantially lower levels through a period extending to months 50 and 60, after which relatively smaller delinquency and loss rates occur. However, i~~It is possible that our loss estimate assumptions for RMBS ~~these~~ securities could be substantially higher as a result of continued illiquidity of the mortgage market, continued deterioration in housing prices, and/or the effects of a weakened economy marked by growing unemployment and wage pressures. In other words, we feel that it is possible that the loss pattern for these transactions can be more severe and prolonged than we ~~assume~~estimated. If delinquency and loss rates peak around the same time as our prior assumption, which is around month 21, but the reduction of ~~these~~the CDR ~~factors~~ occurs over a more prolonged time period extending beyond month 120 and continues at relatively higher rates throughout the life of our portfolio, this~~. A~~ reasonably possible scenario would culminate in additional present value claims payments of approximately $750 million for the deals that are currently contributing to our aggregate loss reserves.

May 9, 2008

With respect to the fourth bullet point in Question 1, we have limited the loss reserve sensitivity analysis to only those deals currently contributing to our aggregate loss reserves of $4.9 billion to comply with previous SEC discussions regarding this disclosure. Additionally, it is unclear how applying this sensitivity analysis to our $53.2 billion total par outstanding for all mortgage-backed and home equity financial guarantees would be meaningful to users of our financial statements, since only $4.9 billion of the total $53.2 billion portfolio are currently underperforming. In addition, since our reserving process is transaction specific, depending on the attributes of individual transactions, it would be very difficult to select which transactions to stress and at what levels.

2.	You disclose that you have asset-backed and conduits of $56 billion within Structured Finance and International Finance. Please disclose a breakdown of your outstanding asset-backed and conduit exposures by asset type and credit rating as of December 31, 2007 similar to that which you provided for collateralized debt obligations on page 58.

Ambac response:

The pro-forma disclosure below relates to our 2007 Form 10-K, which we will include in our March 31, 2008 Form 10-Q and future filings:

Ambac’s total outstanding asset-backed and conduit exposures are comprised of the following asset types and credit ratings as of December 31, 2007:

Business Mix by Net Par
($ in billions)	Net Par	Percentage
Commercial ABS	$31.5	57%
Asset-backed commercial paper conduits	12.4	22%
Consumer ABS	11.8	21%

Total	$55.7	100%

Ambac Ratings by Net Par
($ in billions)	Net Par	Percentage
AAA	$14.0	25%
AA	5.0	9%
A	9.9	18%
BBB	26.1	47%
BIG	0.7	1%

Total	$55.7	100%

May 9, 2008

Valuation of Financial Instruments, page 52

3.	You disclose that 87% of the investment portfolio was valued using a nationally recognized pricing service at December 31, 2007. While you are not required to make reference to this independent pricing service, when you do you must also disclose the name of the independent pricing service. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent pricing service.

Ambac response:

The pricing service referred to in this case is a data vendor that consolidates market data from a variety of sources into a single data feed for customers like Ambac. Those pricing sources are well established within the fixed income market. The data vendor itself does not price the securities and should not be viewed as an independent valuation firm or valuation expert in the context of the SEC speech dated December 11, 2007 “Remarks before the 2007 AICPA National Conference on Current SEC and PCAOB Developments”.

For future filings, beginning with our March 31, 2008 Form 10-Q, our disclosures will be modified by removing the reference to a “nationally recognized pricing service” and replacing it with “alternative pricing sources with reasonable levels of price transparency”. We believe this should preclude the need to specifically name the pricing service and obtain its consent.

4.	You disclose that your models and the related assumptions are continuously reevaluated by management and enhanced as appropriate, based on improvements in modeling techniques. Please disclose the nature of and the reasons for significant changes that you have made to your modeling techniques and their financial statement impacts.

Ambac response:

While Ambac does continuously reevaluate its modeling techniques for derivative instruments, we have not made any significant changes to those techniques for the periods presented in the 2007 Form 10-K. For future filings, we will disclose whether or not significant modeling changes have occurred. To the extent our modeling techniques do change in the future, we will more fully describe those changes and their financial statement impacts.

5.	You disclose that you use various vendor-developed and proprietary models to determine the fair value of your $66.2 billion exposure to credit derivatives. Please explain how the models calculate fair value and provide a more robust disclosure of the various inputs and assumptions used in the respective models. Please discuss how you factored in market credit spreads, default probabilities, default timing, correlation, recovery rates, collateral value and any other significant items in your inputs and assumptions. Please also include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumptions (i.e. expected term, fair value and credit rating of underlying reference obligations, and financial guarantee CDS fees) used would have on the financial statements at December 31, 2007.

May 9, 2008

Ambac response:

We believe our current disclosures on pages 52 through 55 of our 2007 Form 10-K regarding credit derivative valuation models are robust and address the calculation of fair value and the inputs and assumptions used in our models. However, we will enhance our existing disclosures to better clarify these items. We have also already provided disclosures on the quantitative impact of changing credit spreads and credit ratings, which are two key assumptions in our credit derivative model, to provide a sensitivity of how these key assumptions drive changes in fair value. Page 93 of 2007 Form 10-K summarizes the estimated change in fair values on the net balance of Ambac’s net structured credit derivative and total return swap positions assuming immediate parallel shifts in credit spreads. Page 54 of our 2007 Form 10-K discusses the impact to our derivative liability balance for a one full letter downgrade on our CDO of ABS credit derivative transactions as of December 31, 2007.

We refer you to the second paragraph on page 53 of our 2007 Form 10-K describing our credit derivative valuation process. The pro-forma enhanced disclosure below relates to our 2007 Form 10-K, which we also propose including in our June 30, 2008 Form 10-Q and future filings:

Key variables used in our valuation of substantially all of our credit derivatives ~~on collateralized debt obligations~~ include the balance of unpaid notional, expected term, fair values of the underlying reference obligations, reference obligation credit ratings, assumptions about current financial guarantee CDS fee levels relative to reference obligation spreads and other factors. Notional balances, expected remaining term and reference obligation credit ratings are monitored and determined by Ambac’s surveillance group. Fair values of the underlying reference obligations are obtained from broker quotes when available, or are derived from other market indications such as new issuance spreads and quoted values for similar transactions. Any fair values we obtain which are in the form of a dollar price are converted into an equivalent credit spread based on the attributes of the underlying reference obligation. Implicit in the fair values we obtain on the underlying reference obligations are the market’s assumptions about default probabilities, default timing, correlation, recovery rates and collateral values. Ambac’s CDS fair value calculations are adjusted for increases in our estimates of expected loss on the reference obligations and observable changes in financial guarantee market pricing. If no adjustment is considered necessary Ambac maintains the same percentage of the credit spread (over LIBOR) demanded in the market for the reference obligation as existed at the inception of the CDS. Therefore, absent changes in expected loss on the reference obligations or financial guarantee CDS market pricing, the financial guarantee CDS fee used for a particular contract in Ambac’s fair value calculations represent a consistent percentage, period to period, of the credit spread determinable from the reference obligation value at the balance sheet date. This results in a CDS fair value balance that fluctuates in proportion with the reference obligation value. Please refer to Item 7a. “Risk Management—Market Risk” for fair value sensitivities for our credit derivative portfolio as a result of changes in credit spreads on the underlying reference obligations.

When reference obligations experience credit deterioration, there is an increase in the probability of default on the obligation and, therefore, an increase in expected loss. The effects of credit deterioration on financial guarantee CDS fees are not readily observable in the market. Ambac reflects the effects of changes in expected loss on the fair value of its CDS contracts by increasing the percentage of the reference obligation spread which would be captured as a CDS fee at the valuation date, resulting in a higher mark-to-market loss on

May 9, 2008

our CDS relative to any price decline on the reference obligation. The fundamental assumption is that financial guarantee CDS fees will increase relative to reference obligation spreads as the underlying credit quality of the reference obligation deteriorates and approaches payment default. For example, if the credit spread of an underlying reference obligation was 80 basis points at the inception of a transaction and Ambac received a 20 basis point fee for issuing a CDS on that obligation, the “relative change ratio”, which represents the CDS fee to cash market spread Ambac would utilize in its valuation calculation, would be 25%. If the reference obligation spread increased to 100 basis points in the current reporting period, absent any observable changes in financial guarantee CDS market pricing or credit deterioration, Ambac’s current period CDS fee would be computed by multiplying the current reference obligation spread of 100 basis points by the relative change ratio of 25%, resulting in a 25 basis point fee. Thus, the model indicates we would need to receive an additional 5 basis points (25 bps currently less the 20bps we received at inception) for issuing a CDS in the current reporting period for this reference obligation. We would then discount the product of the notional amount of the CDS and the 5 basis point spread increase, over the weighted average life of the reference obligation to compute the current period mark-to-market loss. Using the same example, if the reference obligation spread increased to 100 basis points and there was credit deterioration as evidenced by an internal rating downgrade, we would adjust the relative change ratio upward and ultimately record a higher mark-to-market loss based on the computations described above absent any observable changes in financial guarantee CDS market pricing. We do not adjust the relative change ratio until an actual internal rating downgrade has occurred. However, because we have active surveillance procedures in place for our entire CDS portfolio, particularly for transactions at or near a below investment grade threshold, the likelihood that an internal downgrade would lag the actual credit deterioration of a transaction for any meaningful time period is considered unlikely.

In 2007, such adjustments to the relative change ratio were made on CDO of ABS transactions containing over 25% MBS exposure which have suffered credit downgrades. For Ambac’s 4 CDO of ABS transactions that are rated below investment grade (3 CDO squareds and one CDO of Mezzanine ABS), the average spread capture percentage is approximately 89%. The factors used to increase the percentage of reference obligation spread captured in the CDS fee were based on recent rating agency probability of default percentages determined by management to be appropriate for structured finance CDO of ABS. Other asset types within the CDS portfolio have not experienced significant downgrades as of December 31, 2007. It is reasonably possible that additional downgrades could occur in the future on the CDO of ABS transactions in our CDS portfolio which contain over 25% MBS exposure. Assuming a one full letter downgrade on all of these transactions as of December 31, 2007, Ambac’s derivative liability balance would increase by $335 million.

In addition, when there are sufficient numbers of new transactions to indicate a general change in market pricing trends for CDS on a given asset class, management will adjust its assumptions about the percentage of reference obligation spreads captured as CDS fees to match the current market. No such adjustments were made in 2007.

May 9, 2008

6.	Please include a thorough discussion in your disclosure of the strengths and weaknesses of your CDS modeling techniques.

Ambac response:

The pro-forma added disclosure below relates to our 2007 Form 10-K, which we also propose including in our June 30, 2008 Form 10-Q and future filings:

Ambac’s credit derivative valuation model, like any financial model, has certain strengths and weaknesses. We believe our model’s primary strength is that it maximizes the use of market-driven inputs, most importantly its use of market-based fair values of the underlying reference obligations and discount rate utilized. Ambac employs a three-level hierarchy for obtaining reference obligation fair values used in the model as follows: i) broker quotes on the reference obligation, ii) broker quotes on a subordinate obligation within the same capital structure as the reference obligation and iii) proxy spreads from similarly structured deals or other market proxies. We believe using this type of approach is preferable to other models which may emphasize modeled expected losses or which rely more heavily on the use of market indices that may not be reflective of the underlying reference obligation. Another strength is that our model is relatively easy to understand which increases its transparency.

A potential weakness of our valuation model is our reliance on broker quotes obtained from dealers which originated the underlying transactions, who in certain cases may also be the counterparty to our CDS transaction. All of the transactions falling into this category are illiquid and it is usually difficult to obtain alternative quotes. Ambac employs various procedures to corroborate the reasonableness of such quotes, including comparing to other quotes received on similarly structured transactions, observed spreads on structured products with comparable underlying assets and, on a selective basis when possible, through second independent quotes on the same reference obligation. Another potential weakness is the lack of new CDS transactions executed by financial guarantors, including Ambac, in the current distressed market environment which makes it difficult to validate the percentage of the reference obligation spread which would be captured as a CDS fee at the valuation date, i.e. the relative change ratio; a key component of our valuation calculation. Changes to the relative change ratio based on internal ratings assigned is another potential weakness as internal ratings could differ from actual ratings provided by rating agencies. However, we believe our internal ratings are updated at least as frequently as the external ratings. Nonetheless, we believe the approach we have developed, described above, to increase the relative change ratio as the underlying reference obligation experiences credit deterioration is consistent with a market-based approach to valuation. Ultimately, our approach shares a weakness with other modeling approaches as it is unclear if we could execute at these values particularly with the current dislocation in the credit markets.

7.	It appears that in valuing your CDS you adjusted the CDS fee input only after a downgrade had occurred on the underlyings of CDS. In arriving at the fair value of your CDS, please disclose whether and to what extent you adjust the CDS fee input based on the probability of credit quality deterioration of your credit derivatives before an actual downgrade occurs.

Ambac response:

By “CDS fee input” we believe you are referring to the percentage of the reference obligation spread which would be captured as a CDS fee at the valuation date. Please refer to our response to Question 5 above for our proposed disclosure.

May 9, 2008

8.	You disclose that in a small number of transactions that you are required to make a payment equal to the difference between the par value and market value of the underlying obligation or purchase the underlying obligation at its par value. Please disclose the following with respect to these transactions and similar transactions that are not “pay-as-you-go” as discussed on page 57 at December 31, 2007:

•	The number and notional amount of these credit default swap transactions grouped according to the obligations credit rating,

•	The amount by which par value exceeds market value at December 31, 2007, and

•	The projected cash outlays on these transactions.

Ambac response:

Question 8 refers to two separate disclosures in the 2007 Form 10-K. Within the Business Segments section (page 4 of the 2007 Form 10-K), we highlight an important difference between our typical financial guarantee insurance contract (which pays interest and principal as scheduled under the terms of the guaranteed security) and certain credit derivatives that may require full and immediate settlement in the event of default. In this section we state, “In a small number of transactions, Ambac Credit Products is required to (i) make a payment equal to the difference between the par value and market value of the underlying obligation or (ii) purchase the underlying obligation at its par value and a loss is realized for the difference between the par and market value of the underlying obligation.”

In the MD&A section (page 57), we disclose that the majority of our credit derivatives are written as “pay-as-you-go”, which provides that Ambac pay interest shortfalls on the referenced transaction as they are incurred on each scheduled payment date, but only pays principal shortfalls upon the earlier of (i) the date on which the assets designated to fund the referenced obligation have been disposed of and (ii) the legal final maturity date of the referenced obligation. This disclosure is intended to describe the typical Ambac credit derivative settlement terms, which may result in principal settlements earlier than the legal maturity of the reference obligation(s). However, rather than requiring immediate settlement of all principal in an event of default, the pay-as-you-go transactions may require settlement of principal losses attributed to the Ambac guaranteed layer of a structure over the life of the transaction as they materialize in the reference pool. The contractual terms governing the occurrence of such principal losses are established on a transaction by transaction basis.

With respect to the first two bullet points of Question 8, the pro-forma added disclosure below relates to the above-described existing disclosures in our 2007 Form 10-K, which we also propose including in our June 30, 2008 Form 10-Q and future filings:

There are less than 30 transactions which are not “pay-as-you-go” with a combined notional of approximately $4.7 billion and a net liability fair value of $27 million as of December 31, 2007. All of these deals carry an internal rating of AA- or better. These transactions are primarily in the form of CLOs written between 2002 and 2004 and other pooled corporate risks.

With respect to the third bullet point of Question 8, due to the high credit ratings of these transactions we have not projected cash outlays on these transactions thus we do not believe the requested disclosure is relevant.

May 9, 2008

Direct RMBS Portfolio Exposure, page 55

9.	It appears you have recorded a $302 million loss reserve at December 31, 2007 on the $43.1 billion guaranteed structured finance securities backed by mortgages and home equity loans. Of the $43.1 billion, you disclose that $4.2 billion are rated below investment grade and $8.3 billion are sub-prime mortgages. Please disclose the following regarding these guaranteed structured finance securities:

•

The amount and level of subordination in the second-lien, sub-prime and mid-prime mortgage-backed securities that you guaranteed at December 31, 2007 and the original amount and level of the subordination when you entered into the $43.1 billion structured finance transactions,

•	The amount and level of subordination in the sub-prime and second lien mortgage securities relating to the $4.2 billion of below investment grade securities,

•	The primary differences between your BBB internal credit rating and a below investment grade internal credit rating, such as a BB or B in your internal rating methodology,

•	How the 21% level or $3.6 billion amount of second lien mortgage loans that you classified as below investment grade was factored in your loss reserve analysis, and

•

How you factored Standard & Poor’s projected losses of 18% to 20% for mortgage originated in 2006 and 16% to 18% for mortgages originated in 2007 and your disclosures of elevated risks in determining your loss reserves on sub-prime, mid-prime and second lien mortgages in your analysis.

Ambac Response:

With respect to the first two bullet points in Question 9, we do not believe providing original or current subordination levels would be meaningful disclosure, and in certain cases would be misleading, for the following reasons:

•

Subordination of an RMBS transaction might exist only in nominal forms particularly when the credit quality of the underlying collateral has deteriorated significantly. In other words, subordinate bonds in a transaction structure continue to have a legal claim to the underlying collateral for any unpaid principal and interest, until such collateral pays down or is liquidated. Therefore the subordinate bonds are not technically “written down” to fair value nor are they reported as such in bond trustee reports. For example, if certain triggering events occur as a result of credit deterioration of the underlying collateral, cash flows from the underlying collateral may be diverted from the subordinate bonds to Ambac-insured senior bonds. In this situation, the outstanding par amount of the subordinate bonds as a percentage of the total par amount of senior and subordinate bonds, i.e. – the subordination level, has actually increased from the subordination level which existed at the origination of the transaction. Accordingly, in cases where the collateral in a structure has deteriorated significantly, reporting comparative subordination levels for the current period and at origination would be very misleading. Furthermore, this disclosure becomes increasingly misleading as the credit deterioration of the underlying collateral pool accelerates.

May 9, 2008

•

Ambac has a significant number of RMBS securities transactions that all have varying levels of subordination, even within the second-lien, sub-prime and mid-prime categories. We determined the adequacy of those subordination levels at the time these transactions were entered into based on a variety of factors unique to each deal which include, among other factors, the credit quality of the underlying collateral, the mix of asset types included in the underlying collateral, the time period the mortgage collateral was originated (i.e. – “vintage”), the point at which our financial guarantee attaches in the capital structure and the quality of the mortgage servicer. Thus comparability of subordination levels between categories or transactions is not meaningful.

•

Many of these transactions contain an “excess spread” provision which is a type of financial protection to Ambac that could not be appropriately reflected in a point-in-time subordination disclosure. In the case of excess spread, the securitized assets contributed to a special purpose entity generate interest cash flows that are in excess of the interest payments on the related debt; such excess cash flow is applied to redeem debt, thus creating over-collateralization over time.

•	Determining the accurate subordination level would not be feasible for deals that have cross-collateralization among different pools of collateral in the same transaction.

With respect to the third bullet point in Question 9, Ambac’s BBB internal rating reflects bonds which are of medium grade credit quality with adequate capacity to pay interest and repay principal. Certain protective elements and margins may weaken under adverse economic condition and changing circumstances. These bonds are more likely than higher rated bonds to exhibit unreliable protection levels over all cycles. Ambac’s BIG internal ratings reflect bonds which are of speculative grade credit quality with the adequacy of future margin levels for payment of interest and repayment of principal potentially adversely affected by major ongoing uncertainties or exposure to adverse conditions. We will add this disclosure to future filings beginning with the June 30, 2008 Form 10-Q.

With respect to the fourth bullet point in Question 9, all below investment grade MBS credits are classified on Ambac’s adversely classified credit exposure listing. As described in more detail on page 48-49 of our 2007 Form 10-K we record an active credit reserve for items rated below investment grade on the adversely classified credit exposure listing. As such, the 21% or $3.6 billion amount of below investment grade second lien mortgages is included within our loss reserving analysis and within active credit reserves. We do not believe enhancing our existing disclosure is necessary at this time.

With respect to the fifth bullet point in Question 9, as described on page 49 of our 2007 Form 10-K, the primary assumptions impacting the estimate of loss reserves are the probability of default and severity of loss given default. Management uses, amongst others, current market data such as Standard & Poor’s projected losses and the elevated risks described on page 55 of our 2007 Form 10-K, as a reference point in developing management’s estimate of the probability of default and severity of loss given default assumptions.

May 9, 2008

Breakout of CDO of ABS>25% RMBS Exposure, page 59

10.	Please disclose the net derivative asset (liability) of each CDO of ABS. In addition, disclose the amount of subordination in your CDO of ABS at December 31, 2007 and the original amount of the subordination when you entered into the credit default swap contracts.

Ambac Response:

As discussed with the SEC Staff on April 22, 2008 we do not believe providing the net derivative asset (liability) of each CDO of ABS would be either appropriate or useful to users of our financial statements. In addition, certain distressed transactions may be in the process of remediation, which may involve restructuring discussions with our counterparties. Providing the net derivative asset (liability) by transaction would put Ambac at a severe negotiating disadvantage in these discussions. We will provide separately the total fair value for CDO of ABS>25% RMBS and fair value for the remaining CDS portfolio in future filings beginning with the June 30, 2008 Form 10-Q.

We do not believe providing original or current subordination levels would be meaningful disclosure, and in certain cases would be misleading, for the reasons discussed in our response to Question 9 above.

Other CDO Commitments, page 60

11.	Please separately quantify the amount of High-Grade and Mezzanine CDO of ABS securities in the $4 billion static pool and disclose the external credit rating.

Ambac response:

We believe the second table on page 60 of our 2007 Form 10-K adequately provides the external credit ratings of the gross investment pool of CDO securities. We note that we provide the ratings per Moody’s and S&P as those rating agencies rate a high percentage of the asset pool. The pro-forma added disclosure below relates to March 31, 2008 data, which we propose including in future filings to quantify the amount of High-Grade and Mezzanine CDO of ABS securities in the gross investment pool:

CDO Type ($ in billions)	Net Par	Percentage
High-Grade	$1.1	30%
Mezzanine	2.6	66%
Mezzanine CDO of CDO	0.1	2%
Mezzanine CMBS	0.1	2%

Total	$3.9	100%

May 9, 2008

Liquidity and Capital Resources – Contractual Obligations, page 74

12.	You disclose other long-term liability contractual payments of $414.8 million in 2012 and $1.1 billion in the Thereafter column. Based on the magnitude of these cash outflows please provide a more robust disclosure of the nature of these contractual obligations.

Ambac response:

The amounts reported in the 2012 and Thereafter columns for other long-term liabilities in the contractual obligations table were primarily comprised of potential obligations (i.e. – estimated credit impairment) on credit default swaps. However, including these amounts in this table was an unintentional oversight on our part. Our original intent was to exclude those amounts from this table as indicated in footnote 8. As these credit default swaps have not yet defaulted, they are not present obligations of Ambac and should, therefore, not be included in the contractual obligations table. Excluding estimated credit impairment on credit default swaps from the contractual obligations table is consistent with Ambac’s exclusion of expected claim payments on financial guarantee contracts that have not yet defaulted (as described in footnote 6 of the contractual obligations table). However, we will include estimated amounts on CDS contracts at the point an event of default has occurred.

Excluding the impact of estimated credit impairment on credit default swaps the “Other long-term liabilities” caption of the contractual obligations by year should be presented as follows:

Year	(Dollars in millions)
2008:	$66.4
2009:	46.9
2010:	25.2
2011:	6.7
2012:	14.8
Therafter:	246.1

13.	In note (8) you disclosed that the contractual obligations table excludes potential payments on credit derivative contracts. Please disclose the interest and principal obligations due on credit defaults swaps that are in default at December 31, 2007 in a separate line item in the contractual obligations table.

Ambac response:

Please refer to our response to Question 12 above. At December 31, 2007 Ambac did not have any credit default swaps in default. If in the future, credit default swap contracts are in default, we will include interest and principal obligations due in a separate line item in the contractual obligations table.

May 9, 2008

Risk Management – Market Risks, page 90

14.	Please disclose the derivative products that make up the “Other” credit derivatives of $16.3 billion and the credit market conditions and other factors that contributed to the $147 million loss.

Ambac response:

The $16.3 billion of “Other” credit derivatives contains mostly pooled corporate, commercial and residential mortgages, utilities and student loans. This represents 25% of the total par in the credit default swap and total return swap portfolio. However, the related mark-to-market for this asset type, which occurred as a result of the general disruption in the credit markets in the second half of 2007, is not material when compared to the mark-to-market for the entire CDS portfolio. There are no impaired credits in this “Other” asset type as they are all investment grade. Approximately 96% of the credit default swaps within the “Other” asset type are AAA rated. As such, we do not believe it is necessary to provide additional disclosure. In addition, the breakout of the exposure in the CDS portfolio is already included in the financial guarantee exposure disclosed in Question 2 above.

15.	You recognized a $222 million realized loss on your $20.8 billion exposure of collateralized loan obligation derivative contracts in 2007. Please expand your disclosures to address the following:

•	The notional amount of your collateralized loan obligation exposure classified according to credit rating,

•	The original amount of subordination and the amount of subordination at December 31, 2007 in the collateralized loan obligation to provide protection against losses, and

•	Your exposure to loss due to industry concentrations or industry specific factors.

Ambac response:

Question 15 indicates that Ambac recognized a $222 million realized loss related to our $20.8 billion notional exposure to CLOs within our credit default swap portfolio. The $222 million loss is actually an unrealized loss in the fair value of these credit default swap contracts.

The $222 million unrealized loss on CLO derivative contracts resulted from declines in the fair value of underlying obligations associated with general disruption of credit markets in the second half of 2007. As of December 31, 2007, $14.9 billion of this exposure was rated AAA, $5.5 billion was rated AA+ and the remaining $0.4 billion was rated AA- or better.

These CLO transactions were underwritten with industry diversification requirements, subordination and over-collateralization levels designed to minimize losses to the senior tranches guaranteed by Ambac. To date, realized losses to lower tranches have been negligible. While there is always some risk of losses at the senior tranches of structured transactions, there are no industry concentrations or factors that we believe currently threaten losses to our credit default swaps on CLOs.

With respect to the first and third bullet points in Question 15, in light of the high investment grade rating of these credits, we do not believe that additional disclosure is necessary. However, we will continue to monitor this and other bond types in our CDS portfolio and expand our disclosures for any material changes.

With respect to the second bullet point in Question 15, we do not believe providing original or current subordination levels would be meaningful disclosure, and in certain cases would be misleading, for the reasons discussed in our response to Question 9 above.

May 9, 2008

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 101

16.	Please tell us what net cash collateral received represents and why it is classified as a financing activity. In addition, please tell us why you determined a net presentation was appropriate under paragraphs 11-13 of SFAS 95.

Ambac response:

The “net cash collateral received caption” on the cash flow statement represents the change in net cash collateral to various derivative counterparties. At December 31, 2007 Ambac had no collateral receivable balances due from customers. The caption on the cash flow statement should be described as “Cash collateral payable” and will be corrected in our financial statements going forward.

Paragraph 18 of SFAS 95 states: “Financing activities include … borrowing money and repaying amounts borrowed, …”. As there is no direct guidance with respect to how cash collateral payable should be displayed in the cash flow statement, Ambac has historically disclosed the change in cash collateral payable as a financing activity since it is similar to a short term borrowing of cash. Ambac pays interest on the cash collateral held. The cash collateral is not part of the net settlement mechanism in the normal course of making/receiving swap payments or in the event of a swap termination. The cash collateral is not representative of the entire derivative asset balance but rather is an amount held in excess of an established threshold to mitigate counterparty credit risk on the contract. The counterparty has the right to substitute the cash collateral for other investment securities upon one day’s notice.

We believe that presenting cash collateral payable as an operating cash flow would not be the most appropriate financial reporting result because it is not representative of typical “income producing” cash flows generated from our core operations. Based on these factors, we believe that the presentation of the change in cash collateral payable as a financing activity is more appropriate.

Note 6 – Reinsurance, page 121

17.	Please disclose the net credit derivative assets (liabilities) related to credit default swap transactions with the reinsurers in a separate column within the table.

Ambac response:

CDS transactions with reinsurers are not material and we do not believe reporting those exposures by individual reinsurer is meaningful disclosure. However, we will report the aggregate exposure. The following pro-forma disclosure relates to our 2007 Form 10-K, which we propose including in our June 30, 2008 Form 10-Q and future filings:

The aggregate notional amount of credit default swap protection purchased from financial institutions, including insurance enterprises, is approximately $1.5 billion with an aggregate fair value asset of approximately $73 million.

May 9, 2008

Note 10 – Income Taxes, page 128

18.	You disclose that no valuation allowance is necessary on the $2.1 billion in deferred tax assets recorded in 2007. We, however, note the following disclosures in your filing:

•

On page 19 you disclose that you have been placed at a significant disadvantage regarding your credit rating and perceived financial strength and trading value as a financial guarantor versus two of your principal competitors,

•	On page 24 you disclose that you have been able to write only a limited amount of new financial guarantee business since November 2007,

•	On page 64 you disclose that public finance insured penetration dropped to 30% in December 2007 from 50% for the first time since 2001,

•	On page 7 you disclose that your ability to write financial guarantee policies in the secondary market has also been adversely impacted by the credit rating downgrade of the rating agencies,

•	On page 47 you disclose that you discontinued writing new Financial Services business, a business that generated revenues of $381 million in 2007 and $469 million in 2006,

•	On page 47 you disclose that you would discontinue underwriting various domestic and international structured finance businesses, and

•

On page 93 you disclose that marked-to-market losses on credit derivatives and total return swaps losses were approximately $650 million in January 2008 with the trend continuing in February 2008. This would appear to indicate that you would have incurred another $1.3 billion in losses on top of the $6 billion in marked-to-market losses recognized in 2007.

Please disclose within MD&A all the positive and negative factors that you considered, and the reason that you concluded that it is more likely than not that the $2.1 billion in deferred tax assets will be recovered. Please refer to paragraphs 20-25 of SFAS 109.

Ambac response:

The pro-forma added disclosure below relates to our 2007 Form 10-K, which we will include in the MD&A section of our March 31, 2008 Form 10-Q and future filings:

Ambac’s CDS portfolio experienced significant mark-to-market losses as of December 31, 2007. These losses are only tax deductible upon realization, generating a significant deferred tax asset. As of December 31, 2007, Ambac’s deferred tax asset associated with the CDS business was $2.1 billion. Ambac’s remaining deferred tax assets and liabilities roughly offset each other, resulting in an overall deferred tax asset also of $2.1 billion.

A valuation allowance is required to reduce a potential deferred tax asset when it is more likely than not that all or some portion of the potential deferred tax asset will not be realized. All available evidence, both positive and negative, needs to be identified and considered in making the determination. Future realization of the existing deferred tax asset ultimately depends on the existence of sufficient taxable income of the appropriate character (ordinary vs. capital) within the carryback or carryforward period available under the tax law. Although FAS 109 does not specifically require scheduling the reversal of temporary differences, estimation of the periods of reversal is often necessary to determine if a valuation allowance is required.

May 9, 2008

Ambac writes the majority of its CDS contracts on a “pay as you go” basis, which we believe are properly characterized as notional principal contracts. Losses on notional principal contracts are ordinary losses. In scheduling the realization of these losses, we are required to consider the entire derivative liability balance as a loss in future years regardless of whether or not management deems that amount probable. Accordingly, Ambac has estimated the periods in which the mark-to-market losses are anticipated to be realized (assuming those losses are paid out) based on the terms of each contract and has examined all available evidence (both positive and negative) to schedule out the offsetting income that is anticipated during the applicable period. The federal income tax treatment of credit default swaps is an unsettled area of the tax law. As such, it is possible that the Internal Revenue Service may decide that “pay as you go” CDS contracts should be characterized as capital assets. Although, as discussed above, Ambac believes these contracts are properly characterized as notional principal contracts, if the IRS today were to successfully assert that these contracts should be characterized as capital assets, Ambac would need to take a valuation allowance the effect of which would be to substantially reduce the deferred tax asset. The substantial reduction of the deferred tax asset would have a material adverse effect on Ambac’s financial condition and would result in a breach of certain financial covenants under our credit facilities.

Negative Evidence

Ambac believes that it is at a disadvantage regarding its credit rating and perceived AAA-rated financial strength as a financial guarantor versus some of its principal competitors. It believes its ability to write new financial guarantee business has been adversely impacted by this perception.

Future taxable income exclusive of reversing temporary differences and carryforwards is a source of taxable income that supports recognition of a deferred tax asset. Forecasting future taxable income is generally considered to be the least objective when evaluating the weight of positive and negative evidence. A cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome. Ambac has experienced significant losses in the prior three quarters sufficient to create cumulative losses over the past three years. Accordingly, in estimating its future income, Ambac has assumed no new business written and considers only future revenue on contracts already written.

Positive Evidence

Ambac’s major sources of potential future net profits are:

•	The unearned premium reserve of approximately $3 billion on existing policies in which the premium has already been collected will amortize into future taxable income during the applicable period.

•

Contractual obligations of estimated future installment premiums to be received of approximately $5 billion on contracts already written will generate future taxable income during the applicable period.

•

Future investment income (net future installment premium collections plus reinvested cash flows less loss payments and operating expenses) on the insurance company’s existing portfolio of over $10 billion. Although Ambac has a significant tax exempt portfolio, under FAS 109, a tax planning strategy to switch this portfolio into taxable securities has been adopted.

May 9, 2008

•	An appropriate forecast of expenses in future periods.

After examining all of the available positive and negative evidence, Ambac believes that no valuation allowance is necessary in connection with the deferred tax asset. However, Ambac will continue to analyze the need for a valuation allowance on a quarterly basis. Since there is a limit to both the character and amount of projected future income, there can be no assurances with regards to whether a valuation allowance will be needed in future quarters.

Note 19 – Segment Reporting, page 146

19.	Please tell us your operating segments as defined in SFAS 131. If your public finance, structured finance and credit default swap derivative products are operating segments, please also tell us the reasons for aggregating them in the Financial Guarantee segment. Please discuss how you determined that the economic characteristics of these product lines and how each of the five criteria for aggregation outlined in paragraph 17 of SFAS 131 are similar.

Ambac response:

Ambac has two operating segments, as follows: (1) Financial Guarantee, which provides financial guarantees (including credit derivatives) for public finance, structured finance and other obligations; and (2) Financial Services, which provided investment agreements, funding conduits, interest rate, total return and currency swaps, principally to clients of the financial guarantee business, which includes municipalities and other public entities, health care organizations, investor-owned utilities and asset-backed issuers. Our two operating segments are determined based upon the products and services provided to customers, and they reflect the manner in which the strategic business units are managed. Refer to Item 1 – Business in the 2007 Form 10-K for more details on our business segments.

The Financial Guarantee segment includes credit default swaps. The economics of credit default swaps are similar to financial guarantee insurance contracts in that the insurer compensates the insured party for economic losses caused by credit events of the underlying obligations. The difference between traditional financial guarantee insurance contracts and credit derivatives is in the form of execution rather than in the substance of insurance protection provided for the same underlying obligations. For instance, the form of the guarantee written is driven by customer needs. Management considers credit default swaps as an extension of the financial guarantee product and not a separate operating segment.

While we report certain metrics, such as revenues and loss (non-operating) expenses, broken out by public, structured and international business components in our 2007 Form 10-K filing, we do not believe those business components meet the definition of an operating segment as defined in paragraph 10 of SFAS 131. Most notably, as explained below, there is no discrete financial information prepared for internal management reporting purposes related to these business components. In addition, the public, structured and international finance components as defined and reported in our 2007 Form 10-K, do not have individual senior business managers responsible for those components. That is, individual senior

May 9, 2008

business managers have responsibilities which cross over the reported business components. In addition, operating assets are not segregated by individual senior business managers or by public finance and structured business finance components. Also, our Company’s Chief Executive Officer does not review the operating results of the public finance and structured finance components in making decisions about resources to be allocated to the specific business components and assessing their performance.

Internally, there are multiple levels of reporting discrete financial information. At the most granular level, the Financial Guarantee operating segment results (which include revenues and operating expenses only) are broken out by individual senior business managers. Due to the integrated nature of the Financial Guarantee segment amongst departments, the company manages its Financial Guarantee business based on the profitability of the Financial Guarantee segment as a whole. Individual senior business managers may be responsible for underwriting financial guarantee business in similar asset classes or bond types across different geographic regions. The operating results segregated by each senior business manager are provided to the Chief Executive Officer on a monthly basis. There is no aggregation of these operating results (both revenue and operating expenses) by the business components as reported in the 2007 Form 10-K.

At the highest level, discrete financial information including revenues and expenses segmented by the Financial Guarantee and Financial Services business units as presented in the Consolidated Statements of Operations on the 2007 Form 10-K is provided to the Chief Executive Officer on a monthly basis and to the Audit and Risk Committee of the Board on a quarterly basis. Our internal reporting reflects how management evaluates the financial information of the company. Consequently, we do not believe it is meaningful or appropriate for the Financial Guarantee segment to be further broken down by structured finance, public finance and credit default swaps for external reporting purposes.

Please feel free to contact me at (212) 208-3177 should you require further information or have any questions.

Sincerely,

Sean T. Leonard

Senior Vice President and

Chief Financial Officer

Copy to:	Michael Callen
Kevin J. Doyle, Esq.

John Schwolsky, Esq
Dewey LeBoeouf

Joel Parker
Accounting Branch Chief
Securities and Exchange Commission

May 9, 2008

Gus Rodriguez
Staff Accountant
Securities and Exchange Commission

John Bendl
KPMG

Paul Laurenzano
KPMG